Eisai Eisai Co., Ltd.
6-10, Koishikawa 4-chome Bunkyo-ku, Tokyo 112 JAPAN
[redacted] Fax: (03) 3811-

07025769

August.1, 2007

Securities and Exchange Commission
Headquarters
100 F Street, NE Washington, DC 20549
Office of Investor Education and Assistance

RECEIVED
2007 AUG -1 A 2:51

EISAI CO., LTD. (File No. 82-4015)

SUPPL

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

Hidehiro Miyake

Hidehiro Miyake
Finance Group, Director
Finance & Accounting Department
Eisai Co., Ltd.

8/7

≠000010-9 XCE 100 L

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088, Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE
No. 07-34
July 31, 2007

Eisai Co., Ltd.

Continuation of Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders

The Board of Directors of Eisai Co., Ltd. (Chair: Tadashi Kurachi) today approved the continuation of the "Policy for Protection of the Company's Corporate Value and Common Interest of Shareholders" (the "Policy") which was proposed by Eisai's Independent Committee of Outside Directors ("ICOD").

The Policy was originally proposed by the ICOD members in the Board of Directors meeting on February 28, 2006, and was implemented. The Board of Directors also determined that the Policy shall be deliberated to maintain, review or abandon by the new ICOD members, which is elected at the Board of Directors Meeting every year following the Ordinary General Meeting of Shareholders.

In FY 2007, the ICOD meeting was held after the 95th Ordinary General Meeting of Shareholders on June 22 with a total of seven members including one-newly appointed members, where a decision to propose the continuation of the present Policy to the Board of Directors meeting was agreed.

The ICOD determined that it was appropriate to continue the Policy on the basis of the resolution at the Board of Directors meeting in consideration of the following conditions:

(1) The Policy is operated under the initiative of the ICOD, and thereby precluding arbitrary actions by the Management.
(2) The Policy shall be deliberated to maintain, review or abandon every year.
(3) Shareholders' intentions shall be reflected through electing the Directors at the Ordinary General Meeting of Shareholders every year.

For further information on the Policy, please visit our website below:

'Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders' (News release announced on February 28, 2006) URL:http://www.eisai.co.jp/enews/enews200608.html

Contacts:
Corporate Communications Department
Eisai Co., Ltd.
TEL: 81-3-3817-5120

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
QUARTERLY FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
July 31, 2007

Eisai Co., Ltd. hereby announces consolidated financial results for the First Quarter of the fiscal year ending March 31, 2008.

- Eisai Co., Ltd. is listed on the First Section of the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director and President and CEO
- Inquiries should be directed to: Akira Fujiyoshi, Vice President, Corporate Communications, Investors Relations

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5120
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED QUARTERLY FINANCIAL RESULTS (APRIL 1 – JUNE 30, 2007)

1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2007- June 30, 2007	¥176,034 mil.	14.3%	¥26,185 mil.	8.6%	¥28,366 mil.	13.0%
April 1, 2006- June 30, 2006	¥153,943 mil.	13.4%	¥24,110 mil.	7.4%	¥25,110 mil.	7.4%
April 1, 2006- March 31, 2007	¥674,111 mil.		¥105,263 mil.		¥110,462 mil.	

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share
April 1, 2007- June 30, 2007	¥19,339 mil.	22.1%	¥68.07	¥67.98
April 1, 2006- June 30, 2006	¥15,842 mil.	6.2%	¥55.42	¥55.34
April 1, 2006- March 31, 2007	¥70,614 mil.		¥247.85	¥247.47

Note: Percentages shown in "Percentage Change" are the increase (decrease) from the previous period.

2) FINANCIAL POSITION

Period	Total Assets	Equity	Shareholders' Equity	Book-value per share
April 1, 2007- June 30, 2007	¥785,706 mil.	¥568,471 mil.	71.0%	¥1,963.76
April 1, 2006- June 30, 2006	¥724,816 mil.	¥527,250 mil.	71.4%	¥1,811.51
April 1, 2006- March 31, 2007	¥792,114 mil.	¥562,698 mil.	69.7%	¥1,944.41

Reference: Shareholders' Equity = (Equity - Minority interests - Stock acquisition rights):

- First Quarter of Fiscal year ended March 31, 2007: 557,962 million yen
- First Quarter of Fiscal year ended March 31, 2006: 517,875 million yen
- Fiscal year ended March 31, 2007: 552,464 million yen

3) CASH FLOW

Period	Net Cash Provided by Operating Activities	Net Cash Used in Investing Activities	Net Cash Used in Financing Activities	Cash and Cash Equivalents
April 1, 2007- June 30, 2007	¥7,821 mil.	(¥45,957 mil.)	(¥18,700 mil.)	¥119,628 mil.
April 1, 2006- June 30, 2006	¥8,075 mil.	(¥11,794 mil.)	(¥14,352 mil.)	¥164,353 mil.
April 1, 2006- March 31, 2007	¥81,188 mil.	(¥55,212 mil.)	(¥40,620 mil.)	¥171,090 mil.

2. CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2008

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
Semi-Annual	¥350,000 mil. 9.6%	¥52,000 mil. 4.7%	¥53,500 mil. 3.4%	¥35,000 mil. 7.7%	¥123.18
Annual	¥720,000 mil. 6.8%	¥112,000 mil. 6.4%	¥115,000 mil. 4.1%	¥75,000 mil. 6.2%	¥263.26

Notes: Percentage increase (decrease) compares corresponding period of the previous year.

All figures less than 1,000,000 yen have been omitted.

3. OTHER

1) There are no significant changes in subsidiaries during the period under review (changes in specific subsidiaries involving changes in the scope of consolidation).
2) Simplified accounting method is not applied.
3) There are no changes in accounting methods from the most recent fiscal year.

(REFERENCE)

1. NON-CONSOLIDATED QUARTERLY FINANCIAL RESULTS (APRIL 1 – JUNE 30, 2007)

(1) RESULTS OF OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2007-June 30, 2007	¥98,064 mil.	18.3%	¥20,838 mil.	36.4%	¥21,851 mil.	39.7%
April 1, 2006-June 30, 2006	¥82,924 mil.	4.9%	¥15,282 mil.	(12.9%)	¥15,639 mil.	(13.5%)
April 1, 2006-March 31, 2007	¥351,647 mil.		¥65,026 mil.		¥65,674 mil.	

Period	Net Income	Percent Change	Basic Earnings per Share	Diluted Earnings per Share
April 1, 2007-June 30, 2007	¥15,723 mil.	56.4%	¥55.34	¥55.27
April 1, 2006-June 30, 2006	¥10,051 mil.	(13.1%)	¥35.16	¥35.11
April 1, 2006-March 31, 2007	¥42,803 mil.		¥150.23	¥150.01

Note: Percentages shown in "Percentage Change" are the increase (decrease) from the previous period.

(2) FINANCIAL POSITION

Period	Total Assets	Equity	Shareholders' Equity	Book-value per share
April 1, 2007-June 30, 2007	¥562,247 mil.	¥462,104 mil.	82.1%	¥1,625.35
April 1, 2006-June 30, 2006	¥553,918 mil.	¥458,957 mil.	82.9%	¥1,605.41
April 1, 2006-March 31, 2007	¥573,702 mil.	¥467,541 mil.	81.4%	¥1,644.49

Reference: Shareholders' Equity = (Equity - Minority interests - Stock acquisition rights):

- First Quarter of Fiscal year ended March 31, 2007: 461,810 million yen
- First Quarter of Fiscal year ended March 31, 2006: 458,957 million yen
- Fiscal year ended March 31, 2007: 467,246 million yen

2. NON-CONSOLIDATED FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2008

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Basic Earnings per Share
Semi-annual	¥190,000 mil. 11.7%	¥35,500 mil. 17.0%	¥35,500 mil. 15.5%	¥23,500 mil. 16.7%	¥82.71
Annual	¥382,000 mil. 8.6%	¥77,000 mil. 18.4%	¥77,500 mil. 18.0%	¥51,000 mil. 19.2%	¥179.02

Notes: Percentage increase (decrease) compares corresponding period of the previous year.
Assumptions for the financial forecast above is noted on page 8.

All figures less than 1,000,000 yen have been omitted.

[Qualitative Information]

1. Overview of consolidated operating results

1) Operating results for the First Quarter of Fiscal Year ending March 31, 2008

[Sales and income]

- Net sales were ¥176,034 million for the period under review, an increase of 14.3% from the previous year period.
- Sales of *Aricept*, an Alzheimer's disease treatment, expanded to ¥67,345 million, up 25.3% year-on-year, and those of *Pariet* (US brand name: *Aciphex*), a proton pump inhibitor, steadily increased to ¥44,866 million, up 10.9% year-on-year.
- Net sales to external customers expanded in all geographical segments. Sales increased by 10.3% in Japan, by 16.9% in North America, by 13.7% in Europe, and by 40.5% in Asia and Others on a year-on-year basis.
- Research and Development expenses totaled ¥30,506 million, a year-on-year increase of 25.3%, while Selling, General and Administrative expenses amounted to ¥91,838 million, an increase of 16.7 %. Cost of sales increased 2.6% to ¥27,504 million and sales-cost ratio decreased 1.8 points to 15.6%.
- Operating income for the quarter increased 8.6% to ¥26,185 million year-on-year; ordinary income achieved ¥28,366 million, up 13.0%; and net income rose 22.1% to ¥19,339 million. As a result, earnings per share (EPS) reached ¥68.07, a ¥12.65 rise from the corresponding period last year.
- Net cash provided by operating activities in this quarter decreased ¥253 million from the previous year to ¥7,821 million, while cash used in investing activities increased ¥34,163 million to ¥45,957 million.

[Performance by segment]

(Net sales for each segment are those to external customers.)

a. Performance by operating segment

<Pharmaceuticals segment>

- In the Pharmaceuticals segment, sales of *Aricept* and *Aciphex/Pariet* soared in all regions.
- Consequently, pharmaceutical sales increased 15.0% year-on-year to

¥170,853 million, and operating income was ¥26,882 million, an increase of 9.1% year-on-year.

<Other>

- Sales in the other segment, which covers products such as food additives, chemicals and machinery, decreased 3.5% year-on-year to ¥5,180 million, and operating income fell to ¥337 million, down 26.2% year-on-year.

b. Performance by geographical segments

<Japan>

- Sales in Japan amounted to ¥78,273 million, up 10.3% from the previous year, and operating income increased 34.9% to ¥22,969 million.
- Among prescription drugs, sales of *Aricept* increased to ¥14,919 million, up 29.7%, and those of *Pariet* increased to ¥8,949 million, up 25.3% from the previous year.
- "*Actonel* 17.5mg Tablets", a once-weekly antiosteoporotic agent, was launched in June.

<North America>

- Sales in North America expanded 16.9% year on year to ¥76,792 million. Operating income decreased 31.4% to ¥4,110 million due to the change in royalty rate for the parent company.
- Sales of *Aricept* grew 25.2% to ¥41,459 million, and sales of *Aciphex* increased 8.8% to ¥31,820 million. (Sales on a dollar-denominated basis increased 18.6% for *Aricept*, while those for *Aciphex* increased 3.1%)

<Europe>

- Sales in Europe reached ¥14,078 million, up 13.7%, and operating income rose to ¥607 million, down 17.6%.
- Sales of *Aricept* grew 18.8% to ¥9,187 million, and those of *Pariet* decreased 15.8% to ¥2,486 million.

<Asia and Others>

- Sales in Asia and other regions soared 40.5% to ¥6,889 million, and operating income increased 77.7% to ¥1,662 million.
- Sales of *Aricept* were ¥1,778 million, up 29.0%, and *Pariet* sales increased to ¥1,610 million, up 46.1%.

<Overseas total>

Total overseas sales excluding Japan grew to ¥97,760 million, an increase of 17.8% from the previous year, and accounted for 55.5% of the Company's total net sales, up 1.6 points year-on-year.

2) Research Projects and Other Business Development

- **An AMPA receptor antagonist E2007** entered a Phase II study for neuropathic pain in the U.S.. A POC (Proof of Concept) study was completed for epilepsy. In addition, a new study for migraine prophylaxis is being considered based on the results from the Phase II POC study, while a Phase III study is ongoing for Parkinson's disease. For multiple sclerosis indication, a Phase II POC study is now being prepared.
- **An anti-cancer agent E7389** is now being investigated for the treatment of breast cancer in a Subpart H application* study in the U.S. as well as a Phase III study for submission in Europe. A Phase II study is ongoing for non-small cell lung cancer (the U.S.), prostate cancer (the U.S. and Europe), and sarcoma (Europe).

  (*Subpart H application: an FDA system that gives fast track review to new drugs for severe and life-threatening diseases that meet certain requirements)
- **An endotoxin antagonist E5564**, which is being investigated in an international joint development project, entered a Phase III study for severe sepsis in Japan.
- The suspended Phase II study of **a thrombin receptor antagonist E5555** was resumed. A Phase II POC study is ongoing for acute coronary syndrome and atherothrombotic disease.
- **An anti-cancer agent MORAb-003 (monoclonal antibody)** is now being tested in Phase II for ovarian cancer in the U.S..
- A Phase III study of **the anti-epileptic agent *Zonegran*** has been initiated for epilepsy monotherapy in Europe.
- **A gastroprokinetic agent *Gasmotin*** was filed in Thailand in May 2007 for the treatment of functional dyspepsia. Submission is being prepared in nine other Asian countries, including other ASEAN member countries.
- ***Aricept* sustained release formulation** entered a Phase III study in the U.S..
- **An antiarrthymic treatment *Tambocor*** received approval for an additional indication for paroxysmal atrial fibrillation/flutter in Japan in June 2007.

Alliances & Agreements

- **An acquisition of Morphoteck Inc.,** a U.S. biopharmaceutical company that specializes in antibody research & development. Originally announced in March 2007, the acquisition has been completed in April 2007 with the company now a subsidiary of Eisai Corporation of North America. Morphotek Inc. develops the therapeutic antibodies through the use of its proprietary technologies including the treatment of cancers, rheumatoid arthritis, and infectious diseases. The acquisition will enable Eisai to expand its capacity and make a full entry into the biologics field.
- **An exclusive in-licensing agreement was signed with Solstice Neurosciences Inc. (the U.S.) for *NeuroBloc* (botulinum toxin type B agent)** in May 2007 for commercializing the compound in Europe.
- **An exclusive in-licensing agreement was signed with Kissei Pharmaceutical Co., Ltd. for *Glufast* (a rapid-acting insulin secretagogue agent)** in June 2007 for development and marketing of the compound in the 10 ASEAN countries. Submissions in the licensed countries are to be prepared in the near future.
- **An exclusive in-licensing agreement was signed with Sepracor Inc. (the U.S.) for a sedative hypnotic eszopiclone (generic name, the US brand name "LUNESTA")** in July 2007 for development and marketing of the compound in Japan.

2. Consolidated Financial Position

[Assets, liabilities and equity]

- Total assets at the end of the period under review decreased ¥6,407 million year-on-year to ¥785,706 million. Declines in cash and cash in banks, securities and investment securities contributed to the decline. Intangible assets increased as a result of the acquisition of Morphotek Inc..
- Total liabilities decreased ¥12,180 million year-on-year to ¥217,235 million, due to declines in accounts payable and income tax payable.
- Total equity increased ¥5,773 million year-on-year to ¥568,471 million, and shareholders' equity ratio* increased 1.3 points year-on-year to 71.0%.

*(Equity – Minority interests – Stock acquisition rights) / Total assets

[Cash Flow]

- Net cash provided by operating activities for the period under review came to ¥7,821 million, down ¥253 million from the previous year. Income before income taxes amounted to ¥30,550 million, depreciation and amortization expenses came to ¥7,295 million, decrease in notes and accounts payable-trade and other current liabilities came to ¥7,211 million, while income taxes paid totaled ¥18,926 million.
- Net cash used in investing activities amounted to ¥45,957 million, an increase of ¥34,163 million, out of which ¥40,357 million was used for acquisition of Morphotek Inc.. ¥8,150 million was used to purchase property, plant and equipment, and ¥5,479 million for the purchase of intangible assets.
- Net cash used in financing activities amounted to ¥18,700 million, an increase of ¥4,348 million from the same period of the previous year, out of which ¥18,468 million was paid as dividends.
- As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the period under review came to ¥119,628 million, down ¥51,462 million from the end of the previous period.

3. Outlook for the fiscal year ending March, 2008 (From April 1, 2007 to March 31, 2008)

There are no changes in annual and semi-annual forecasts on consolidated and non-consolidated results from the ones announced in May 2007. (Consolidated and non-consolidated forecasts are on pages 1 and 2 respectively.)

Note: Projected net income per share (annual) is calculated on the assumption that Eisai will appropriate treasury stock for share exchange to make Sanko Junyaku -one of Eisai's subsidiaries- a wholly-owned subsidiary as of October 2007.

Similarly, there are no changes in dividend forecasts from the ones announced in May 2007.

	Dividend per share			Total dividend (annual)	Dividend Payout ratio (consolidated)	Dividend on equity (consolidated)
Year End	Semi-annual-end	Year-end	Annual total			
	Yen	Yen	Yen	Million Yen	%	%
March 31, 2008 (forecast)	65.00	65.00	130.00		49.4	6.5
March 31, 2007	55.00	65.00	120.00	34,088	48.4	6.4

4. Forecast and risk factors

- Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
- Risks which may fluctuate significantly the consolidated results of the Company or have a material effect on decisions of shareholders are described below. The risks, however, have been evaluated and forecasted as of the disclosure date of the Financial Report. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new drug development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition with generic drugs, intellectual properties, possible

incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, outsourcing-related risks, environmental issues, IT security/information management, and conditions of financial markets and foreign exchange fluctuations.

Please refer to "Risk Factors" in the Annual Security Report for the detail of each risk factor.

5. Corporate governance related matters

1) Appointment of directors

In the 95th General Meeting held on June 22, 2007, eleven Directors including seven Outside Directors (one newly-appointed) were appointed and assumed their respective offices.

The Nomination Committee of the Company presented the list of prospective directors selected in accordance with the Director selection criteria established by the Committee to the General Meeting as proposed. Outside Directors in particular satisfy the following independence requirements established by the Committee, as well as meeting provision in Article 2, Item 15 of the Corporate Law.

["Independence requirement for Outside Directors" (Revised on November 29, 2006)]

1. Outside Directors should be financially independent from the Company, satisfying the requirements stated below:
   i) Outside Directors should not have been, in the past five years, a director, an executive officer, or other officer of a major customer (including holding companies) of the Company or the Company's subsidiaries and associate companies, as defined below:
      a. A customer for which 2% or more of its sales in any of the past five fiscal years have been sales or compensation for a service or transactions to the Company or the Company's subsidiaries and associated companies.
      b. Regardless of the previous item, customers such as the Company's auditor who have a substantial interest with the Company or the Company's subsidiaries and associated companies.
   ii) Outside Directors should not have received compensation exceeding a specified amount (excluding directors' remuneration) or monetary reward or property for a service or a transaction directly from the Company or the Company's subsidiaries and associated companies in the past five years.

a. "Specified amount" refers to ¥10 million or more received in a single fiscal year out of the past five year,

b. Compensation which was received indirectly should be considered carefully.

2. Outside Directors should not be close relatives, or have a close relationship to a director or an executive officer of the Company or the Company's subsidiaries and associated companies.

i) "Close relative" refers to a spouse or a blood relative up to three degrees removed, and including any relative living in the same place.

ii) "A close relationship" refers to someone with whom there is common mutual interest, who could not reasonably be considered eligible to fulfill the responsibility of an independent director.

3. Outside Directors should not share a means of livelihood with a person provided in paragraph 1.

4. Outside Directors must continue to satisfy the independence requirements set out in this Article after his/her being named a Director.

2) Appointment of the Board of Directors and Executive Officers

At the Board of Directors meeting following the closing of the 95th Ordinary General Meeting of Shareholders, the Chair of the Board of Directors, as well as Chairs and members of the Nomination, Audit and Compensation committees were appointed and assumed office. All the seven Outside Directors were appointed as members of the Independent Committee of Outside Directors. The Company's Directors and Executive Officers are listed below.

Director	Haruo Naito	President and CEO
Director	Tadashi Temmyo	Audit Committee Member
Director	Shintaro Kataoka	Audit Committee Member
Director	Tetsushi Ogawa	
Outside Director	Tadashi Kurachi	Chair
Outside Director	Ikujiro Nonaka	Nominating Committee Chair, Compensation Committee Member
Outside Director	Tadahiro Yoshida	Compensation Committee Chair Nominating Committee Member,
Outside Director	Yoshiyuki Kishimoto	Audit Committee Member
Outside Director	Ko-Yung-Tung	Nominating Committee Member, Compensation Committee Member
Outside Director	Shinji Hatta	Audit Committee Chair
Outside Director	Norihiko Tanikawa	Audit Committee Member

3) General issues relating to the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders"

(1) At the Independent Committee of Outside Directors held on June 22, 2007, all the Committee members agreed to propose at the Board of Directors meeting continuation of the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" (the "Policy") in its present form. The Independent Committee of Outside Directors determined it was appropriate to continue the Policy on the basis of the resolution at the Board of Directors meeting in consideration of the following condition:

a) The Policy is operated under the initiative of the Independent Committee of Outside Directors, thereby precluding arbitrary action by Management.
b) The Policy shall be deliberated to maintain, review or abandon every year.
c) Shareholders' intentions shall be reflected by excising their right to designate Directors at the Ordinary General Meeting of Shareholders every year.

(2) At the Board of Directors meeting held on July 31, 2007, a proposal by the Independent Committee of Outside Directors regarding continuing application of the Policy was approved and resolved, and the Company announced it as the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" in a press release issued on the same day.

For further detail of the Policy, please visit our web site;
http://www.eisai.co.jp/enews/enews200608.html

6. CONSOLIDATED FINANCIAL STATEMENTS
1-1) CONSOLIDATED BALANCE SHEET (ASSETS)

Account Title	April 1, 2006 - March 31, 2007 (Millions of Yen)		(%)	April 1, 2007 - June 30, 2007 (Millions of Yen)		(%)	Increase/ (Decrease) (Millions of Yen)
ASSETS							
I. Current assets:							
1. Cash and cash in banks		89,775			68,624		
2. Notes and accounts receivable-trade		162,172			162,727		
3. Short-term investments		90,279			60,892		
4. Inventories		52,757			54,730		
5. Deferred tax assets		33,219			35,323		
6. Other		13,358			14,048		
7. Allowance for doubtful receivables		(352)			(374)		
Total current assets		441,210	55.7		395,971	50.4	(45,238)
II. Fixed assets:							
1. Property, plant and equipment							
(1) Buildings and structures	74,421			74,220			
(2) Machinery, equipment and vehicles	24,585			23,858			
(3) Land	18,048			18,160			
(4) Construction in progress	4,894			7,341			
(5) Other	11,891	133,842	16.9	11,725	135,307	17.2	1,464
2. Intangible assets							
(1) Sales rights	45,986			50,738			
(2) Other	16,603	62,589	7.9	53,275	104,014	13.2	41,424
3. Investments and other assets							
(1) Investment securities	111,855			100,406			
(2) Long-term loans receivable	16			17			
(3) Deferred tax assets	32,586			38,959			
(4) Other	10,714			11,721			
(5) Allowance for doubtful accounts	(701)	154,471	19.5	(691)	150,413	19.2	(4,058)
Total fixed assets		350,904	44.3		389,735	49.6	38,830
Total assets		792,114	100.0		785,706	100.0	(6,407)

1-2) CONSOLIDATED BALANCE SHEET (LIABILITIES AND EQUITY)

Account Title	April 1, 2006 - March 31, 2007 (Millions of Yen)	(%)	April 1, 2007 - June 30, 2007 (Millions of Yen)	(%)	Increase/ (Decrease) (Millions of Yen)
LIABILITIES					
I. Current liabilities:					
1. Notes and accounts payable-trade	19,268		16,618		
2. Short-term borrowings	236		123		
3. Accounts payable-other	57,911		51,561		
4. Accrued expenses	51,434		52,896		
5. Income taxes payable	22,049		17,610		
6. Reserve for sales rebates	35,066		33,980		
7. Other reserves	628		458		
8. Other	5,185		7,300		
Total current liabilities	191,779	24.2	180,550	23.0	(11,229)
II. Long-term liabilities:					
1. Deferred tax liabilities	96		96		
2. Liability for retirement benefits	31,768		30,585		
3. Retirement allowances for directors	1,330		1,321		
4. Other	4,439		4,682		
Total long-term liabilities	37,636	4.8	36,685	4.6	(950)
Total liabilities	229,416	29.0	217,235	27.6	(12,180)
Equity					
I. Owners' Equity					
1. Common stock	44,985		44,985		
2. Capital surplus	55,222		55,222		
3. Retained earnings	469,632		470,030		
4. Treasury stock	(42,219)		(42,231)		
Total Owners' Equity	527,620	66.6	528,006	67.2	386
II. Net unrealized gain and translation adjustment:					
1. Net unrealized gain on available-for-sale securities	19,859		17,223		
2. Foreign currency translation adjustments	4,984		12,731		
Total net unrealized gain and translation adjustments	24,844	3.1	29,955	3.8	5,111
III. Stock acquisition rights	294	0.0	294	0.1	-
IV. Minority Interests	9,938	1.3	10,213	1.3	275
Total equity	562,698	71.0	568,471	72.4	5,773
Total liabilities and Equity	792,114	100.0	785,706	100.0	(6,407)

2) CONSOLIDATED STATEMENT OF INCOME
First Quarter of Fiscal Year ending March, 2008 (April 1 - June 30, 2007)

	April 1, 2006 - June 30, 2006			April 1, 2007 - June 30, 2007			Increase/ (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
I. Net sales		153,943	100.0		176,034	100.0	22,090
II. Cost of sales		26,853	17.4		27,601	15.7	748
Gross profit on sales		127,090	82.6		148,432	84.3	21,342
Provision for sales returns-net		(41)	(0.0)		(97)	(0.1)	(56)
Gross profit		127,131	82.6		148,530	84.4	21,398
III. Selling, general and administrative expenses							
1. Research and development expenses	24,350		[15.8]	30,506		[17.3]	
2. Selling, general and administrative expenses	78,670	103,020	66.9	91,838	122,344	69.5	19,324
Operating income		24,110	15.7		26,185	14.9	2,074
IV. Non-operating income		1,709	1.1		2,352	1.3	643
V. Non-operating expenses		709	0.5		170	0.1	(538)
Ordinary income		25,110	16.3		28,366	16.1	3,256
VI. Special gain		70	0.0		2,218	1.3	2,147
VII. Special loss		473	0.3		34	0.0	(438)
Income before income taxes and minority interests		24,707	16.0		30,550	17.4	5,842
Income taxes-current	11,512			13,537			
Income taxes-deferred	(2,769)	8,742	5.6	(2,560)	10,976	6.3	2,233
Minority interests in net income		122	0.1		234	0.1	111
Net income		15,842	10.3		19,339	11.0	3,496

Consolidated Statement of Changes in Equity (April 1 to June 30, 2006) (Unit : Millions of Yen)

	Owners' Equity					Net unrealized gain and translation adjustments			Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Owners' Equity	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total		
Balance as of March 31,2006	44,985	55,222	429,025	(31,913)	497,320	20,327	1,567	21,895	9,296	528,512
Changes in items during the period										
Dividends			(14,293)		(14,293)					(14,293)
Net income			15,842		15,842					15,842
Purchases of treasury stock				(17)	(17)					(17)
Disposal of treasury stock			(3)	28	25					25
Changes in other items during the period (Net)						(1,999)	(897)	(2,897)	78	(2,819)
Changes in items during the period (Total)	–	–	1,545	11	1,557	(1,999)	(897)	(2,897)	78	(1,261)
Balance as of June 30, 2006	44,985	55,222	430,571	(31,901)	498,877	18,327	669	18,997	9,374	527,250

Consolidated Statement of Changes in Equity (April 1 to June 30, 2007) (Unit : Millions of Yen)

	Owners' Equity					Net unrealized gain and translation adjustments			Stock acquisition rights	Minority Interests	Equity (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Owners' Equity	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total			
Balance as of March 31,2007	44,985	55,222	469,632	(42,219)	527,620	19,859	4,984	24,844	294	9,938	562,698
Changes in items during the period											
Dividends			(18,468)		(18,468)						(18,468)
Net income			19,339		19,339						19,339
Purchases of treasury stock				(30)	(30)						(30)
Disposal of treasury stock			(4)	18	14						14
Other			(468)		(468)						(468)
Changes in other items during the period (Net)						(2,636)	7,747	5,111	–	275	5,386
Changes in items during the period (Total)	–	–	398	(11)	386	(2,636)	7,747	5,111	–	275	5,773
Balance as of June 30, 2007	44,985	55,222	470,030	(42,231)	528,006	17,223	12,731	29,955	294	10,213	568,471

4) CONSOLIDATED STATEMENT OF CASH FLOWS
First Quarter of Fiscal Year ending March 31, 2008 (April 1-June 30, 2007)

	April 1, 2006 - June 30, 2006	April 1, 2007 - June 30, 2007	Increase/ (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
1. Income before income taxes and minority interests	24,707	30,550	
2. Depreciation and amortization	5,921	7,295	
3. Loss on impairment of long-lived assets	4	-	
4. Increase (Decrease) in allowance for doubtful account	(12)	3	
5. Interest and dividend income	(1,574)	(1,865)	
6. Interest expenses	14	15	
7. Equity in earnings	(0)	(1)	
8. Loss on sales and disposal of fixed assets	399	20	
9. Gain on sales of securities	(0)	(2,203)	
10. Loss on devaluation of securities	12	4	
11. Decrease in notes and accounts receivables-trade	4,685	2,004	
12. Increase in inventories	(678)	(388)	
13. Decrease in notes and accounts payable-trade	(4,327)	(3,719)	
14. Decrease in other current liabilities	(3,437)	(3,491)	
15. Decrease in reserve for sales rebates	(401)	(2,580)	
16. Decrease in liability for retirement benefits	(439)	(1,202)	
17. Other-net	326	396	
Sub-total	25,199	24,839	
18. Interest and dividends received	1,564	1,934	
19. Interest paid	(38)	(26)	
20. Income taxes-paid	(18,650)	(18,926)	
Net cash provided by operating activities	8,075	7,821	(253)
II. Investing activities:			
1. Purchases of short-term investment	(30)	(119)	
2. Proceeds from sales and redemption of short-term investments	3,343	229	
3. Purchases of property, plant and equipment	(6,889)	(8,150)	
4. Proceeds from sales of property, plant and equipment	63	36	
5. Purchases of intangible assets	(573)	(5,479)	
6. Purchases of investment securities	(7,076)	(6)	
7. Proceeds from sales and redemptions of investment securities	170	9,349	
8. Payment for acquisition of business	-	(40,357)	
9. Net decrease in time deposits (exceeding 3 months)	(114)	(692)	
10. Other-net	(688)	(768)	
Net cash used in investing activities	(11,794)	(45,957)	(34,163)
III. Financing activities:			
1. Net decrease in short-term borrowings	(2)	(123)	
2. Dividends paid	(14,293)	(18,468)	
3. Dividends paid to minority shareholders	(48)	(47)	
4. Other-net	(8)	(61)	
Net cash used in financing activities	(14,352)	(18,700)	(4,348)
IV. Foreign currency translation adjustments on cash and cash equivalents	(853)	5,374	6,228
V. Net decrease in cash and cash equivalents	(18,925)	(51,462)	(32,537)
VI. Cash and cash equivalents at beginning of period	183,278	171,090	(12,188)
VII. Cash and cash equivalents at end of period	164,353	119,628	(44,725)

5) SEGMENT INFORMATION
First Quarter of Fiscal Year ending March 31, 2008 (April 1 – June 30, 2007)

1. Business Segment Information

(Millions of Yen)

		April 1, 2006 – June 30, 2006	April 1, 2007 – June 30, 2007
Pharma-ceuticals	Net sales		
	(1) Net sales to customers	148,573	170,853
	(2) Intersegment sales	55	42
	Total sales	148,629	170,895
	Operating expenses	123,992	144,013
	Operating income	24,636	26,882
Other	Net sales		
	(1) Net sales to customers	5,369	5,180
	(2) Intersegment sales	3,674	3,807
	Total sales	9,043	8,988
	Operating expenses	8,587	8,651
	Operating income	456	337
Total	Net sales		
	(1) Net sales to customers	153,943	176,034
	(2) Intersegment sales	3,729	3,849
	Total sales	157,673	179,883
	Operating expenses	132,579	152,664
	Operating income	25,093	27,219
Eliminations and Corporate	Net sales		
	(1) Net sales to customers	–	–
	(2) Intersegment sales	[3,729]	[3,849]
	Total sales	[3,729]	[3,849]
	Operating expenses	[2,747]	[2,815]
	Operating income	[982]	[1,034]
Consolidated	Net sales		
	(1) Net sales to customers	153,943	176,034
	(2) Intersegment sales	–	–
	Total sales	153,943	176,034
	Operating expenses	129,832	149,848
	Operating income	24,110	26,185

Notes:

1. The Company classifies consolidated operations into two segments: 'Pharmaceuticals' including prescription pharmaceuticals and 'Other' which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals, Consumer health care products, Diagnostic pharmaceuticals, etc.
Other	Food additives, Chemicals, Machinery, Others

2. Geographical Segment Information

(Millions of Yen)

		April 1, 2006 – June 30, 2006	April 1, 2007 – June 30, 2007
Japan	Net sales		
	(1) Net sales to customers	70,943	78,273
	(2) Intersegment sales	18,336	26,360
	Total sales	89,279	104,633
	Operating expenses	72,254	81,663
	Operating income	17,025	22,969
North America	Net sales		
	(1) Net sales to customers	65,713	76,792
	(2) Intersegment sales	8,623	12,466
	Total sales	74,337	89,259
	Operating expenses	68,343	85,148
	Operating income	5,993	4,110
Europe	Net sales		
	(1) Net sales to customers	12,384	14,078
	(2) Intersegment sales	3,069	5,696
	Total sales	15,453	19,775
	Operating expenses	14,717	19,168
	Operating income	736	607
Asia and Others	Net sales		
	(1) Net sales to customers	4,901	6,889
	(2) Intersegment sales	1	13
	Total sales	4,903	6,902
	Operating expenses	3,967	5,240
	Operating income	935	1,662
Total	Net sales		
	(1) Net sales to customers	153,943	176,034
	(2) Intersegment sales	30,030	44,537
	Total sales	183,974	220,571
	Operating expenses	159,282	191,221
	Operating income	24,691	29,350
Eliminations and Corporate	Net sales		
	(1) Net sales to customers	–	–
	(2) Intersegment sales	[30,030]	[44,537]
	Total sales	[30,030]	[44,537]
	Operating expenses	[29,449]	[41,372]
	Operating income	[580]	[3,165]
Consolidated	Net sales		
	(1) Net sales to customers	153,943	176,034
	(2) Intersegment sales	–	–
	Total sales	153,943	176,034
	Operating expenses	129,832	149,848
	Operating income	24,110	26,185

Notes:

1. Segmentation by country or region is based on geographical proximity.
2. Major areas and countries included in each region:
   - -North America: The United States and Canada
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Latin America, etc.
3. Intersegment sales in Japan principally represent product sales from Eisai Co., Ltd. (the 'Parent Company') to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales to the Parent Company from the overseas subsidiaries engaging in research and development.

3. Overseas Sales

(Millions of Yen)

		April 1, 2006 – June 30, 2006	April 1, 2007 – June 30, 2007
North America	Overseas sales	67,921	79,152
	Share of overseas sales (%)	44.1	45.0
Europe	Overseas sales	16,249	18,749
	Share of overseas sales (%)	10.6	10.6
Asia and Others	Overseas sales	5,602	7,844
	Share of overseas sales (%)	3.6	4.5
Total	Overseas sales	89,772	105,746
	Share of overseas sales (%)	58.3	60.1
	Consolidated sales	153,943	176,034

Notes:

1. Segmentation of the areas is based on geographical proximity.
2. Major areas and countries included in each region:
   - -North America: The United States and Canada.
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Latin America, etc.
3. Overseas sales represent the sales reported from the consolidated subsidiaries operating in countries and areas outside Japan.

2007.6
Reference Data

First Quarter Ended June 30, 2007

DRAMATIC LEAP PLAN 2011

July 31, 2007

Eisai Co., Ltd.

For Inquiry:

Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077
http://www.eisai.co.jp/eir/

Contents

* All amounts are rounded to their nearest specified unit.
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are converted into yen values based upon the average exchange rates for the periods shown in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2006 - Jun. 2006) Average Rate Three Months	114.50	143.78	209.00
(Jun. 30, 2006) First Quarter End Rate	115.24	146.00	210.70
(Apr. 2006 - Mar. 2007) Fiscal Year Average Rate	117.02	150.09	221.58
(Mar. 31, 2007) Fiscal Year End Rate	118.05	157.33	231.73
(Apr. 2007 - Jun. 2007) Average Rate Three Months	120.78	162.71	239.78
(Jun. 30, 2007) First Quarter End Rate	123.26	165.64	246.88
Fiscal Year Ending March 31, 2008 Forecast Rate	115.00	150.00	220.00

Forward-looking Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, business goals, estimates, forecasts, and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.

Certain risk particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new drug development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition and litigation with generic drugs, risks related to intellectual property rights, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, risks related to outsourcing, environmental issues, risks related to IT security and information management, conditions in the financial markets, and foreign exchange fluctuations. The risk factors mentioned above are based on the analysis made by Eisai Co., Ltd. as of the date this document was published.

I. Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			Full	
1Q Apr - Jun	2007	2008	YoY %	2007	2008 est.
Net sales	153.9	**176.0**	114.3	674.1	720.0
Cost of sales	26.8	**27.5**	102.6	109.3	113.0
R&D expenses	24.4	**30.5**	125.3	108.3	124.0
SG&A expenses	78.7	**91.8**	116.7	351.2	371.0
Operating income	24.1	**26.2**	108.6	105.3	112.0
Ordinary income	25.1	**28.4**	113.0	110.5	115.0
Net income	15.8	**19.3**	122.1	70.6	75.0
			Inc./(Dec.)		
Earnings per share (EPS, yen)	55.4	**68.1**	12.6	247.8	263.3
Dividend per share (DPS, yen)	-	-	-	120.0	130.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns-net".

2. Balance Sheets Data

(billions of yen)

	2007		Inc./
	Mar 31	Jun 30	(Dec.)
Total assets	792.1	**785.7**	(6.4)
Equity	562.7	**568.5**	5.8
Shareholders' Equity	552.5	**558.0**	5.5
Shareholders' Equity/Total assets (%)	69.7	**71.0**	1.3

*"Shareholders' Equity"="Equity" - "Minority interests" - "Stock acquisition rights"

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			Full
1Q Apr - Jun	2007	2008	Inc./(Dec.)	2007
Capital expenditures	3.7	**46.2**	42.5	52.0
Property, plant and equipment	3.2	**3.9**	0.7	23.2
Intangible assets	0.6	**42.3**	41.7	28.8
Depreciation/Amortization	5.9	**7.3**	1.4	26.8

* "Depreciation/Amortization" value includes amortization for "Intangible assets".

4. Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			Full
1Q Apr - Jun	2007	2008	Inc./(Dec.)	2007
Net cash provided by operating activities	8.1	**7.8**	(0.3)	81.2
Net cash used in investing activities	(11.8)	**(46.0)**	(34.2)	(55.2)
Net cash used in financing activities	(14.4)	**(18.7)**	(4.3)	(40.6)
Cash and cash equivalents at end of fiscal year	164.4	**119.6**	(44.7)	171.1
Free cash flows	0.7	**(46.1)**	(46.8)	28.6

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

II. Consolidated Statements of Income

1. Consolidated Statements of Income

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun.30					
1Q Apr - Jun	2007	Sales %	2008	Sales %	YoY %	Inc./Dec.
Net sales	153.9	100.0	**176.0**	100.0	114.3	22.1
Cost of sales	26.9	17.4	**27.6**	15.7	102.8	0.7
Provision for sales returns-net	(0.0)	(0.0)	**(0.1)**	(0.1)		(0.1)
Gross profit	127.1	82.6	**148.5**	84.4	116.8	21.4
R&D expenses	24.4	15.8	**30.5**	17.3	125.3	6.2
SG&A expenses	78.7	51.1	**91.8**	52.2	116.7	13.2
Operating income	24.1	15.7	**26.2**	14.9	108.6	2.1
Non-operating income	1.7	1.1	**2.4**	1.3		0.6
Non-operating expenses	0.7	0.5	**0.2**	0.1		(0.5)
Ordinary income	25.1	16.3	**28.4**	16.1	113.0	3.3
Special gain	0.1	0.0	**2.2**	1.3		2.1
Special loss	0.5	0.3	**0.0**	0.0		(0.4)
Income before income taxes and minority interests	24.7	16.0	**30.6**	17.4	123.6	5.8
Income taxes-current	11.5	7.5	**13.5**	7.7	117.6	2.0
Income taxes-deferred	(2.8)	(1.8)	**(2.6)**	(1.4)		0.2
Minority interests in net income	0.1	0.1	**0.2**	0.1		0.1
Net income	15.8	10.3	**19.3**	11.0	122.1	3.5

<Explanations>

Net sales
<Increase Factor>
Increase in sales of *Aricept* and *Aciphex/Pariet*

Research and development expenses
<Increase Factor>
Advanced in clinical studies

2. Financial Results by Business Segment

2-1 Consolidated Net Sales by Business Segment (by Geographical Segment)

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr-Jun	2007	**2008**	2007
Net sales to customers	153.9	**176.0**	674.1
Pharmaceuticals	148.6	**170.9**	652.9
Japan	66.4	**73.5**	273.2
North America	65.2	**76.5**	302.3
Europe	12.0	**14.0**	53.7
Asia and others	4.9	**6.9**	23.7
Other	5.4	**5.2**	21.2
Japan	4.5	**4.8**	19.0
Overseas	0.8	**0.4**	2.1

* Net sales for each segment are those to external customers.
* Major areas and countries included in each region:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and others: East Asia, South-East Asia, and Latin America, etc. (excluding Japan)

2-2 Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr-Jun	2007	**2008**	2007
Operating income	24.1	**26.2**	105.3
Pharmaceuticals	24.6	**26.9**	108.1
Other	0.5	**0.3**	1.7
Eliminations and corporate	(1.0)	**(1.0)**	(4.5)

3. Geographical Segment Information

3-1 Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr-Jun	2007	**2008**	2007
Net sales to customers	153.9	**176.0**	674.1
Japan	70.9	**78.3**	292.2
North America	65.7	**76.8**	303.4
Europe	12.4	**14.1**	54.8
Asia and others	4.9	**6.9**	23.7
Overseas sales	83.0	**97.8**	381.9
Overseas sales (%)	53.9	**55.5**	56.7

* Net sales for each region are those to external customers.

3-2 Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr-Jun	2007	**2008**	2007
Operating income	24.1	**26.2**	105.3
Japan	17.0	**23.0**	72.8
North America	6.0	**4.1**	28.8
Europe	0.7	**0.6**	4.1
Asia and others	0.9	**1.7**	4.0
Eliminations and corporate	(0.6)	**(3.2)**	(4.4)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full
1Q Apr-Jun	2007	**2008**	2007
Net sales	153.9	**176.0**	674.1
Overseas sales	89.8	**105.7**	410.8
North America	67.9	**79.2**	312.0
Europe	16.2	**18.7**	72.2
Asia and others	5.6	**7.8**	26.5
Overseas sales (%)	58.3	**60.1**	60.9

* Major areas and countries included in each region:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and others: East Asia, South-East Asia, and Latin America, etc. (excluding Japan)

5. Global Product Sales (Independent and Co-promotion)

5-1 *ARICEPT* Sales by Geographical Area

Years Ended/Ending March 31		Three months ended Jun 30		Full
1Q Apr - Jun		2007	2008	2007
Area				
Japan	¥ Billions	11.5	**14.9**	49.7
U.S.	¥ Billions	33.1	**41.5**	162.2
	[U.S. $ Millions]	[289]	**[343]**	[1,386]
Europe	¥ Billions	7.7	**9.2**	34.5
UK	¥ Billions	0.4	**0.3**	1.2
	[UK £ Millions]	[2]	**[1]**	[6]
France	¥ Billions	5.5	**7.0**	25.8
	[Euro Millions]	[38]	**[43]**	[172]
Germany	¥ Billions	1.8	**1.9**	7.4
	[Euro Millions]	[13]	**[12]**	[50]
Asia	¥ Billions	1.4	**1.8**	6.6
Total	¥ Billions	53.7	**67.3**	252.9

5-2 *ACIPHEX/PARIET* Sales by Geographical Area

Years Ended/Ending March 31		Three months ended Jun 30		Full
1Q Apr - Jun		2007	2008	2007
Area				
Japan	¥ Billions	7.1	**8.9**	30.7
U.S.	¥ Billions	29.3	**31.8**	126.9
	[U.S. $ Millions]	[256]	**[263]**	[1,084]
Europe	¥ Billions	3.0	**2.5**	12.1
UK	¥ Billions	1.0	**0.8**	3.3
	[UK £ Millions]	[5]	**[3]**	[15]
Germany	¥ Billions	0.3	**0.5**	2.5
	[Euro Millions]	[2]	**[3]**	[17]
Italy	¥ Billions	1.7	**1.2**	6.3
	[Euro Millions]	[12]	**[7]**	[42]
Asia	¥ Billions	1.1	**1.6**	4.6
Total	¥ Billions	40.5	**44.9**	174.3

5-3 *ZONEGRAN* Sales by Geographical Area

Years Ended/Ending March 31		Three months ended Jun 30		Full
1Q Apr - Jun		2007	2008	2007
Area				
U.S.	¥ Billions	1.0	**0.7**	3.1
	[U.S. $ Millions]	[9]	**[6]**	[27]
Europe, Asia	¥ Billions	0.3	**0.8**	1.8
Total	¥ Billions	1.3	**1.5**	4.9

<Reference>

Eisai Inc. (U.S.)

Years Ended/Ending March 31		Three months ended Jun 30		Full
1Q Apr.-Jun.		2007	2008	2007
Net sales	¥ Billions	65.9	**77.8**	305.6
	[U.S. $ Millions]	[576]	**[644]**	[2,612]
Operating income	¥ Billions	5.5	**3.6**	27.1
	[U.S. $ Millions]	[48]	**[29]**	[231]
Net income	¥ Billions	3.9	**2.6**	19.3
	[U.S. $ Millions]	[34]	**[22]**	[165]
Operating income before royalty deduction	¥ Billions	15.2	**18.0**	72.9
	[U.S. $ Millions]	[132]	**[149]**	[623]

Eisai China Inc.

Years Ended/Ending March 31		Three months ended Jun 30		Full
1Q Apr.-Jun.		2007	2008	2007
Net sales	¥ Billions	1.5	**2.3**	8.9
	[Chinese RMB Millions]	[103]	**[144]**	[606]
Operating income	¥ Billions	0.3	**0.5**	1.4
	[Chinese RMB Millions]	[19]	**[34]**	[97]
Net income	¥ Billions	0.3	**0.5**	1.2
	[Chinese RMB Millions]	[17]	**[31]**	[84]

*Fiscal year of Eisai China Inc. ends on December 31, and therefore, it prepares provisional financial statement of account at the date of consolidated financial settlement from the annual announcement for the fiscal year ended March 2007. Consequently, figures for the 1Q of fiscal year ended March 2007 and fiscal year ending March 2008 above indicate three-month results from January to March, 2006 and 2007 respectively, while annual result of FY2007 shows 15-month result from January 2006 to March 2007.

* Average rate of Japanese yen to Chinese RMB

January 1, 2006 to March 31, 2006	14.52 yen/Chinese RMB
April 1, 2007 to June 30, 2007	15.73 yen/Chinese RMB
January 1, 2006 to March 31, 2007	14.75 yen/Chinese RMB

Eisai Korea Inc.

Years Ended/Ending March 31		Three months ended Jun 30		Full
1Q Apr.-Jun.		2007	2008	2007
Net sales	¥ Billions	1.8	**2.2**	7.5
	[Korean Won Billions]	[14]	**[17]**	[60]
Operating income	¥ Billions	0.2	**0.3**	1.1
	[Korean Won Billions]	[2]	**[2]**	[9]
Net income	¥ Billions	0.2	**0.2**	0.8
	[Korean Won Billions]	[1]	**[2]**	[6]

* Average rate of Japanese yen to Korean Won

April 1, 2006 to June 30, 2006	0.1211 yen/Korean won
April 1, 2007 to June 30, 2007	0.1304 yen/Korean won
April 1, 2006 to March 31, 2007	0.1243 yen/Korean won

6. SG&A Expenses

6-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full	
1Q Apr - Jun	2007	**2008**	2007	2008 est.
Net sales	153.9	**176.0**	674.1	720.0
R&D expenses	24.4	**30.5**	108.3	124.0
Ratio of R&D expenses to net sales (%)	15.8	**17.3**	16.1	17.2

6-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full	
1Q Apr - Jun	2007	**2008**	2007	2008 est.
Net sales	153.9	**176.0**	674.1	720.0
SG&A expenses	78.7	**91.8**	351.2	371.0
Personnel expenses	16.9	**18.4**	72.2	-
Marketing expenses	50.4	**59.7**	230.6	-
Administrative expenses and others	11.4	**13.8**	48.4	-
Ratio of SG&A expenses to net sales (%)	51.1	**52.2**	52.1	51.5

6-3 SG&A Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		Full	
1Q Apr - Jun	2007	**2008**	2007	2008 est.
Net sales	153.9	**176.0**	674.1	720.0
SG&A expenses (including R&D expenses)	103.0	**122.3**	459.5	495.0
Ratio of SG&A expenses including R&D expenses to net sales (%)	66.9	**69.5**	68.2	68.8

III. Consolidated Balance Sheets

1. Consolidated Balance Sheets <Assets>

(billions of yen)

	2007				Change	Inc./
	Mar 31	%	Jun 30	%	%	(Dec.)
Current assets:						
Cash and cash in banks	89.8		**68.6**			(21.2)
Notes and accounts receivable-trade	162.2		**162.7**			0.6
Short-term investments	90.3		**60.9**			(29.4)
Inventories	52.8		**54.7**			2.0
Deferred tax assets	33.2		**35.3**			2.1
Other	13.4		**14.0**			0.7
Allowance for doubtful receivables	(0.4)		**(0.4)**			(0.0)
Total current assets	441.2	55.7	**396.0**	50.4	89.7	(45.2)
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	74.4		**74.2**			(0.2)
Machinery, equipment and vehicles	24.6		**23.9**			(0.7)
Land	18.0		**18.2**			0.1
Construction in progress	4.9		**7.3**			2.4
Other	11.9		**11.7**			(0.2)
Total property, plant and equipment	133.8	16.9	**135.3**	17.2	101.1	1.5
Intangible assets:						
Sales rights	46.0		**50.7**			4.8
Other	16.6		**53.3**			36.7
Intangible assets	62.6	7.9	**104.0**	13.2	166.2	41.4
Investments and other assets:						
Investment securities	111.9		**100.4**			(11.4)
Long-term loans receivable	0.0		**0.0**			0.0
Deferred tax assets	32.6		**39.0**			6.4
Other	10.7		**11.7**			1.0
Allowance for doubtful accounts	(0.7)		**(0.7)**			0.0
Total investments and other assets	154.5	19.5	**150.4**	19.2	97.4	(4.1)
Total fixed assets	350.9	44.3	**389.7**	49.6	111.1	38.8
Total assets	792.1	100.0	**785.7**	100.0	99.2	(6.4)

<Explanations>

Cash and cash in banks plus Short-term investments
<Decrease Factors>
*Company acquisition expenses
*Income tax payment
*Year-end dividend payment

Intangible assets
<Increase Factor>
Company acquisition

Investment securities
<Decrease Factor>
Sales of investment securities

2. Consolidated Balance Sheets <Liabilities and Equity>

(billions of yen)

	2007				Change	Inc./	<Explanations>
	Mar 31	%	**Jun 30**	%	%	(Dec.)	
Current liabilities:							
Notes and accounts payable-trade	19.3		**16.6**			(2.7)	
Short-term borrowings	0.2		**0.1**			(0.1)	
Accounts payable-other/accrued expenses etc.	109.3		**104.5**			(4.9)	
Income taxes payable	22.0		**17.6**			(4.4)	**Income taxes payable** <Decrease Factor> Income tax payment
Reserve for sales rebates	35.1		**34.0**			(1.1)	
Other	5.8		**7.8**			1.9	
Total current liabilities	191.8	24.2	**180.6**	23.0	94.1	(11.2)	
Long-term liabilities:							
Deferred tax liabilities	0.1		**0.1**			0.0	
Liability for retirement benefits	31.8		**30.6**			(1.2)	
Retirement allowances for directors	1.3		**1.3**			(0.0)	
Other	4.4		**4.7**			0.2	
Total long-term liabilities	37.6	4.8	**36.7**	4.6	97.5	(1.0)	
Total liabilities	229.4	29.0	**217.2**	27.6	94.7	(12.2)	
Owners' equity:							
Common stock	45.0		**45.0**			-	
Capital surplus	55.2		**55.2**			-	
Retained earnings	469.6		**470.0**			0.4	
Treasury stock	(42.2)		**(42.2)**			(0.0)	
Total owners' equity	527.6	66.6	**528.0**	67.2	100.1	0.4	
Net unrealized gain on available-for-sale securities	19.9		**17.2**			(2.6)	
Foreign currency translation adjustments	5.0		**12.7**			7.7	
Total net unrealized gain and translation adjustments	24.8	3.1	**30.0**	3.8	120.6	5.1	
Stock acquisition rights	0.3	0.0	**0.3**	0.1	100.0	-	
Minority interests	9.9	1.3	**10.2**	1.3	102.8	0.3	
Total equity	562.7	71.0	**568.5**	72.4	101.0	5.8	
Total liabilities and equity	792.1	100.0	**785.7**	100.0	99.2	(6.4)	

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2007	 2008	 Inc./(Dec.)
Operating activities:			
Income before income taxes and minority interests	24.7	**30.6**	5.8
Depreciation and amortization	5.9	**7.3**	1.4
Net decrease (increase) in notes and accounts receivables/payable-trade and inventories	(0.3)	**(2.1)**	(1.8)
Net increase (decrease) in accounts payable-other/accrued expenses etc.	(3.4)	**(3.5)**	(0.1)
Other	(1.7)	**(7.4)**	(5.7)
[Sub-total]	25.2	**24.8**	(0.4)
Interest paid/received	1.5	**1.9**	0.4
Income taxes paid	(18.7)	**(18.9)**	(0.3)
Net cash provided by operating activities	8.1	**7.8**	(0.3)
Investing activities:			
Capital expenditures (including acquisition)	(7.4)	**(54.0)**	(46.6)
Purchases/proceeds from sales of securities etc.	(3.6)	**9.5**	13.0
Other	(0.8)	**(1.5)**	(0.7)
Net cash used in investing activities	(11.8)	**(46.0)**	(34.2)
Financing activities:			
Dividends paid	(14.3)	**(18.5)**	(4.2)
Other	(0.1)	**(0.2)**	(0.2)
Net cash used in financing activities	(14.4)	**(18.7)**	(4.3)
Foreign currency translation adjustments on cash and cash equivalents	(0.9)	**5.4**	6.2
Net increase (decrease) in cash and cash equivalents	(18.9)	**(51.5)**	(32.5)
Cash and cash equivalents at beginning of period	183.3	**171.1**	(12.2)
Cash and cash equivalents at end of period	164.4	**119.6**	(44.7)

<Explanations>

Other
<Decrease Factor>
Decrease in reverse for sales rebates

Capital expenditures (including acquisition)
<Increase Factor>
Company acquisition expenses

Purchases/proceeds from sales of securities etc.
<Increase Factor>
Sales of investment securities

Dividends paid
<Increase Factor>
Increase in Dividend per Share

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30 2007	 2008	 Inc./(Dec.)
Free Cash Flows	0.7	**(46.1)**	(46.8)

<Explanations>

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

V. Non-Consolidated Financial Highlights

1. Non-Consolidated Financial Highlights

1-1 Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			Full	
1Q Apr - Jun	2007	2008	YoY %	2007	2008 est.
Net sales	82.9	**98.1**	118.3	351.6	382.0
Cost of sales	19.9	**21.0**	105.2	80.1	75.0
R&D expenses	24.4	**30.2**	123.7	106.4	123.0
SG&A expenses	23.3	**26.1**	111.9	100.2	107.0
Operating income	15.3	**20.8**	136.4	65.0	77.0
Ordinary income	15.6	**21.9**	139.7	65.7	77.5
Net income	10.1	**15.7**	156.4	42.8	51.0

* "Cost of sales" includes "Provision for sales returns-net".

1-2 Balance Sheets Data

(billions of yen)

	2007		Inc./
	Mar 31	Jun 30	(Dec.)
Total assets	573.7	**562.2**	(11.5)
Equity	467.5	**462.1**	(5.4)
Shareholders' Equity	467.2	**461.8**	(5.4)
Shareholders' Equity/Total assets (%)	81.4	**82.1**	0.7

*"Shareholders' Equity"="Equity" - "Minority interests" - "Stock acquisition rights"

1-3 Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			Full
1Q Apr - Jun	2007	2008	Inc./(Dec.)	2007
Capital expenditures	1.5	**5.4**	4.0	22.0
Property, plant and equipment	0.9	**1.1**	0.1	11.7
Intangible assets	0.5	**4.3**	3.8	10.3
Depreciation/Amortization	4.1	**4.2**	0.1	17.9

* "Depreciation/Amortization" value includes amortization for "Intangible assets".

1-4 Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			Full
1Q Apr - Jun	2007	2008	Inc./(Dec.)	2007
Net cash provided by operating activities	4.6	**5.5**	0.9	30.6
Net cash used in investing activities	(8.9)	**(11.7)**	(2.8)	(44.3)
Net cash used in financing activities	(14.3)	**(18.5)**	(4.2)	(40.3)
Cash and cash equivalents at end of period	81.9	**21.8**	(60.1)	46.5
Free cash flows	0.4	**(4.3)**	(4.7)	10.1

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30			Full	
	2007	2008	YoY %	2007	2008 est.
Net sales	82.9	**98.1**	118.3	351.6	382.0
Prescription pharmaceuticals	53.4	**59.3**	111.0	217.0	229.0
Pharmaceuticals exports	12.4	**16.5**	132.9	55.9	58.5
Consumer health care products	4.3	**4.4**	101.2	19.6	19.5
Other (Food additives/Chemicals, etc.)	0.4	**0.3**	85.1	1.2	1.5
Industrial property rights, etc. income	12.4	**17.6**	142.0	57.9	73.5

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun 30			Full
	2007	2008	YoY %	2007
Net Sales	82.9	**98.1**	118.3	351.6
Exports	24.7	**34.0**	137.6	113.5
North America	17.3	**24.1**	139.1	78.6
Europe	5.8	**7.9**	136.2	28.5
Asia and others	1.5	**1.9**	125.7	6.5
Ratio of exports to sales (%)	29.8	**34.7**	-	32.3

* Major areas and countries included in each region:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and others: East Asia, South-East Asia, and Latin America, etc.
* Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun Description / *Product*	Three months ended Jun 30 2007	 **2008**	 YoY %	Full 2007
Alzheimer's type dementia treatment *ARICEPT*	11.5	**14.9**	129.7	49.7
Proton pump inhibitor *PARIET*	7.1	**8.9**	125.3	30.7
Peripheral neuropathy treatment *METHYCOBAL*	7.9	**8.2**	104.8	31.4
Gastritis/gastric ulcer treatment *SELBEX*	4.9	**5.0**	100.9	19.3
Osteoporosis treatment *ACTONEL*	1.9	**2.9**	152.5	7.5
Muscle relaxant *MYONAL*	2.1	**2.1**	100.7	8.2
Non-ionic contrast medium *IOMERON*	2.1	**2.1**	98.5	8.3
Osteoporosis treatment *GLAKAY*	1.9	**1.8**	94.3	7.5
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	1.0	**1.0**	100.9	4.1
Long-acting isosorbide denigrate preparation *NITOROL-R*	1.0	**0.9**	88.9	3.9
Antiallergic agent *AZEPTIN*	0.6	**0.6**	88.9	2.6
Other	11.2	**10.8**	95.8	43.9
Prescription pharmaceuticals total	53.4	**59.3**	111.0	217.0

5. Exports by Products

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun *Product*	Three months ended Jun 30 2007	 **2008**	 YoY %	Full 2007
ARICEPT	5.4	**7.6**	142.0	23.1
ACIPHEX/PARIET	6.5	**6.6**	101.1	28.4
Other	0.6	**2.3**	405.6	4.4
Exports total	12.4	**16.5**	132.9	55.9

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun Description / *Product*	Three months ended Jun 30 2007	 **2008**	 YoY %	Full 2007
Vitamin B_2 preparation *CHOCOLA BB* Group	2.1	**2.3**	107.8	8.8
Active-type Vitamin B_{12} *NABOLIN* Group	0.4	**0.5**	135.2	1.9
JUVELUX / Natural Vitamin E preparation *Vitamin-E* Group	0.4	**0.4**	85.3	1.8
Stomach ache and heartburn treatment *SACLON* Group	0.4	**0.3**	81.3	1.8
Other	1.0	**0.9**	89.8	5.3
Consumer health care products total	4.3	**4.4**	101.2	19.6

7. SG&A Expenses

7-1 R&D Expenses

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun.30		Full	
	2007	2008	2007	2008 est.
Net sales	82.9	**98.1**	351.6	382.0
R&D expenses	24.4	**30.2**	106.4	123.0
Overseas R&D expenses	12.4	**17.1**	53.6	-
[Ratio of overseas R&D expenses to R&D expenses] (%)	[50.8]	**[56.8]**	[50.4]	-
Ratio of R&D expenses to net sales (%)	29.4	**30.8**	30.3	32.2

7-2 SG&A Expenses

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun.30		Full	
	2007	2008	2007	2008 est.
Net sales	82.9	**98.1**	351.6	382.0
SG&A expenses	23.3	**26.1**	100.2	107.0
Personnel expenses	8.0	**7.9**	32.6	-
Marketing expenses	9.4	**11.4**	42.3	-
Administrative expenses and others	5.8	**6.7**	25.3	-
Ratio of SG&A expenses to net sales (%)	28.1	**26.6**	28.5	28.0

7-3 SG&A Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31 1Q Apr - Jun	Three months ended Jun.30		Full	
	2007	2008	2007	2008 est.
Net sales	82.9	**98.1**	351.6	382.0
SG&A expenses (including R&D expenses)	47.7	**56.2**	206.5	230.0
Ratio of SG&A expenses (including R&D expenses) to net sales (%)	57.5	**57.4**	58.7	60.2

8. Balance Sheets Data

<Assets>

(billions of yen)

	2007		Inc./
	Mar 31	**Jun 30**	(Dec.)
Current assets	245.7	**229.6**	(16.0)
Fixed assets	328.0	**332.6**	4.6
Property, plant and equipment	80.4	**78.8**	(1.6)
Intangible assets	30.3	**33.0**	2.8
Investments and other assets	217.4	**220.8**	3.4
Total assets	573.7	**562.2**	(11.5)

<Liabilities and Equity>

(billions of yen)

	2007		Inc./
	Mar 31	**Jun 30**	(Dec.)
Current liabilities	76.9	**72.1**	(4.8)
Long-term liabilities	29.3	**28.1**	(1.2)
Total liabilities	106.2	**100.1**	(6.0)
Owners' equity	447.9	**445.2**	(2.8)
Net unrealized gain and translation adjustments	19.3	**16.6**	(2.7)
Stock acquisition rights	0.3	**0.3**	-
Total equity	467.5	**462.1**	(5.4)
Total liabilities and equity	573.7	**562.2**	(11.5)

9. Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 1Q Apr.-Jun	Three months ended Jun 30 2007	 **2008**	 Inc./(Dec.)
Operating activities:			
Income before income taxes	15.2	**24.0**	8.9
Depreciation and amortization	4.1	**4.2**	0.1
Net decrease (increase) in notes and accounts receivables/payable-trade and inventories	3.4	**(4.2)**	(7.6)
Net increase (decrease) in accounts payable-other/accrued expenses etc.	(0.4)	**3.2**	3.6
Other	(2.1)	**(7.4)**	(5.2)
[Sub-total]	20.1	**19.8**	(0.3)
Interest paid/received	0.7	**0.7**	(0.1)
Income taxes paid	(16.3)	**(15.0)**	1.2
Net cash provided by operating activities	4.6	**5.5**	0.9
Investing activities:			
Capital expenditures (including acquisition)	(4.2)	**(9.8)**	(5.6)
Purchases/proceeds from sales of securities etc.	(3.7)	**9.3**	13.0
Investments in subsidiaries and associated companies	(0.0)	**(10.9)**	(10.9)
Other	(1.1)	**(0.3)**	0.7
Net cash used in investing activities	(8.9)	**(11.7)**	(2.8)
Financing activities:			
Dividends paid	(14.3)	**(18.5)**	(4.2)
Other	0.0	**(0.0)**	(0.0)
Net cash used in financing activities	(14.3)	**(18.5)**	(4.2)
Foreign currency translation adjustments on cash and cash equivalents	(0.0)	**0.0**	0.0
Net increase (decrease) in cash and cash equivalents	(18.6)	**(24.7)**	(6.1)
Cash and cash equivalents at beginning of period	100.5	**46.5**	(54.0)
Cash and cash equivalents at end of period	81.9	**21.8**	(60.1)

(billions of yen)

Years Ended/Ending March 31 1Q Apr.-Jun	Three months ended Jun 30 2007	 **2008**	 Inc./(Dec.)
Free Cash Flows	0.4	**(4.3)**	(4.7)

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

VI. Changes in Quarterly Results

1. Statements of Income Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net sales	153.9	165.4	181.4	173.3	**176.0**
Cost of sales	26.8	26.4	28.7	27.4	**27.5**
R&D expenses	24.4	27.9	26.6	29.4	**30.5**
SG&A expenses	78.7	85.6	91.9	95.1	**91.8**
Operating income	24.1	25.5	34.2	21.4	**26.2**
Non-operating income & expenses	1.0	1.1	1.9	1.2	**2.2**
Ordinary income	25.1	26.6	36.1	22.7	**28.4**
Special gain & loss	(0.4)	(0.0)	(0.1)	0.4	**2.2**
Income before income taxes and minority interests	24.7	26.6	36.0	23.0	**30.6**
Net income	15.8	16.7	23.3	14.8	**19.3**
Earnings per share (yen)	55.4	58.4	82.0	52.0	**68.1**

* "Cost of Sales" includes "Provision for sales returns-net".

2. Balance Sheets Data [Consolidated]

<Assets>

(billions of yen)

	2006			2007	
	30-Jun	30-Sep	31-Dec	31-Mar	**30-Jun**
Current assets	406.6	426.7	407.4	441.2	**396.0**
Fixed assets	318.2	324.9	349.3	350.9	**389.7**
Property, plant and equipment	127.3	128.6	130.4	133.8	**135.3**
Intangible assets	41.3	41.6	63.2	62.6	**104.0**
Investments and other assets	149.5	154.7	155.7	154.5	**150.4**
Total assets	724.8	751.6	756.6	792.1	**785.7**

<Liabilities and Equity>

(billions of yen)

	2006			2007	
	30-Jun	30-Sep	31-Dec	31-Mar	**30-Jun**
Current liabilities	157.7	177.1	170.1	191.8	180.6
Long-term liabilities	39.9	38.5	38.5	37.6	36.7
Total liabilities	197.6	215.7	208.5	229.4	217.2
Owners' equity	498.9	504.8	512.6	527.6	528.0
Net unrealized gain and translation adjustments	19.0	21.3	25.4	24.8	30.0
Stock acquisition rights	-	0.3	0.3	0.3	0.3
Minority interests	9.4	9.6	9.7	9.9	10.2
Total equity	527.3	535.9	548.1	562.7	568.5
Total liabilities and equity	724.8	751.6	756.6	792.1	785.7

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007 First Quarter	2007 Second Quarter	2007 Third Quarter	2007 Fourth Quarter	2008 First Quarter
Capital expenditures	3.7	7.0	29.3	12.0	**46.2**
Property, plant and equipment	3.2	4.8	5.7	9.5	**3.9**
Intangible assets	0.6	2.2	23.6	2.5	**42.3**
Depreciation/Amortization	5.9	6.4	7.0	7.6	**7.3**

* "Depreciation/Amortization" value includes amortization for "Intangible assets".

4. Cash Flows Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007 First Quarter	2007 Second Quarter	2007 Third Quarter	2007 Fourth Quarter	2008 First Quarter
Net cash provided by operating activities	8.1	28.5	5.9	38.7	**7.8**
Net cash used in investing activities	(11.8)	(9.4)	(32.1)	(1.9)	**(46.0)**
Net cash provided by (used in) financing activities	(14.4)	(10.8)	(15.6)	0.1	**(18.7)**
Cash and cash equivalents at end of period	164.4	175.0	134.7	171.1	**119.6**
Free cash flows	0.7	21.7	(24.4)	30.7	**(46.1)**

* Cash used for payments for acquisition of business is classified as part of "Net cash used in financial activities" for this fiscal year. Therefore, "Payment for inventories related to the acquisition of business" classified in "Net cash used in operating activities" (1.2 billion yen) for 3rd quarter 2007, is reclassified into "Net cash used in financial activities".

* "Free cash flows" = "Net cash provided by operating activities" - "Capital expenditures (including acquisition)"

5. *ARICEPT* Sales by Area (Independent and Co-promotion) [Consolidated]

Years Ended/Ending March 31		2007 First Quarter	2007 Second Quarter	2007 Third Quarter	2007 Fourth Quarter	2008 First Quarter
Japan	¥ Billions	11.5	12.4	14.0	11.8	**14.9**
U.S.	¥ Billions	33.1	39.6	41.7	47.7	**41.5**
	[U.S. $ Millions]	[289]	[341]	[355]	[401]	**[343]**
Europe	¥ Billions	7.7	9.0	9.1	8.7	**9.2**
UK	¥ Billions	0.4	0.3	0.3	0.3	**0.3**
	[UK £ Millions]	[2]	[1]	[1]	[1]	**[1]**
France	¥ Billions	5.5	6.9	6.8	6.6	**7.0**
	[Euro Millions]	[38]	[47]	[45]	[42]	**[43]**
Germany	¥ Billions	1.8	1.8	2.0	1.8	**1.9**
	[Euro Millions]	[13]	[12]	[13]	[12]	**[12]**
Asia	¥ Billions	1.4	1.5	1.7	2.0	**1.8**
Total	¥ Billions	53.7	62.5	66.5	70.2	**67.3**

6. *ACIPHEX/PARIET* Sales by Area (Independent and Co-promotion) [Consolidated]

Years Ended/Ending March 31		2007 First Quarter	2007 Second Quarter	2007 Third Quarter	2007 Fourth Quarter	2008 First Quarter
Japan	¥ Billions	7.1	7.5	9.0	7.0	**8.9**
U.S.	¥ Billions	29.3	31.2	34.3	32.1	**31.8**
	[U.S. $ Millions]	[256]	[268]	[292]	[269]	**[263]**
Europe	¥ Billions	3.0	3.1	3.0	3.0	**2.5**
UK	¥ Billions	1.0	1.0	0.8	0.5	**0.8**
	[UK £ Millions]	[5]	[5]	[4]	[2]	**[3]**
Germany	¥ Billions	0.3	0.6	0.7	0.9	**0.5**
	[Euro Millions]	[2]	[4]	[4]	[6]	**[3]**
Italy	¥ Billions	1.7	1.5	1.6	1.6	**1.2**
	[Euro Millions]	[12]	[10]	[10]	[11]	**[7]**
Asia	¥ Billions	1.1	1.2	1.1	1.2	**1.6**
Total	¥ Billions	40.5	43.0	47.5	43.4	**44.9**

7. *ZONEGRAN* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2007				2008
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
U.S.	¥ Billions	1.0	0.6	0.9	0.6	**0.7**
	[U.S. $ Millions]	[9]	[5]	[8]	[5]	**[6]**
Europe, Asia	¥ Billions	0.3	0.4	0.5	0.6	**0.8**
Total	¥ Billions	1.3	1.0	1.4	1.2	**1.5**

8. Eisai Inc. (U.S.)

Years Ended/Ending March 31		2007				2008
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net sales	¥ Billions	65.9	73.9	81.5	84.4	**77.8**
	[U.S. $ Millions]	[576]	[636]	[693]	[707]	**[644]**
Operating income	¥ Billions	5.5	6.9	7.6	7.1	**3.6**
	[U.S. $ Millions]	[48]	[59]	[64]	[60]	**[29]**
Net income	¥ Billions	3.9	4.7	5.9	4.8	**2.6**
	[U.S. $ Millions]	[34]	[41]	[50]	[40]	**[22]**
Operating income before royalty deduction	¥ Billions	15.2	18.1	19.5	20.2	**18.0**
	[U.S. $ Millions]	[132]	[156]	[166]	[169]	**[149]**

9. Statements of Income Data [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net sales	82.9	87.2	94.9	86.6	**98.1**
Cost of sales	19.9	20.0	21.3	18.9	**21.0**
R&D expenses	24.4	27.3	25.8	28.8	**30.2**
SG&A expenses	23.3	24.8	25.9	26.1	**26.1**
Operating income	15.3	15.1	21.9	12.8	**20.8**
Ordinary income	15.6	15.1	22.3	12.6	**21.9**
Net income	10.1	10.1	14.3	8.3	**15.7**

* "Cost of Sales" includes "Provision for sales returns-net".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008
Description / *Product*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Alzheimer's type dementia treatment *ARICEPT*	11.5	12.4	14.0	11.8	**14.9**
Proton pump inhibitor *PARIET*	7.1	7.5	9.0	7.0	**8.9**
Peripheral neuropathy treatment *METHYCOBAL*	7.9	8.0	8.7	6.9	**8.2**
Gastritis/gastric ulcer treatment *SELBEX*	4.9	4.9	5.5	4.0	**5.0**
Osteoporosis treatment *ACTONEL*	1.9	2.0	2.1	1.6	**2.9**
Muscle relaxant *MYONAL*	2.1	2.0	2.3	1.8	**2.1**
Non-ionic contrast medium *IOMERON*	2.1	2.1	2.4	1.7	**2.1**
Osteoporosis treatment *GLAKAY*	1.9	1.9	2.1	1.5	**1.8**
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	1.0	1.1	1.2	0.8	**1.0**
Long-acting isosorbide denigrate preparation *NITOROL-R*	1.0	1.0	1.1	0.8	**0.9**
Antiallergic agent *AZEPTIN*	0.6	0.5	0.7	0.8	**0.6**
Other	11.2	10.7	12.3	9.6	**10.8**
Prescription pharmaceuticals total	53.4	54.1	61.2	48.2	**59.3**

11. Exports by Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
ARICEPT	5.4	5.9	4.7	7.1	**7.6**
ACIPHEX/PARIET	6.5	6.7	7.0	8.2	**6.6**
Other	0.6	1.4	1.1	1.4	**2.3**
Exports total	12.4	14.0	12.8	16.7	**16.5**

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2007				2008
Description / *Product*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Vitamin B_2 preparation *CHOCOLA BB* Group	2.1	2.3	2.5	1.8	**2.3**
Active-type Vitamin B_{12} *NABOLIN* Group	0.4	0.6	0.5	0.4	**0.5**
JUVELUX/Natural Vitamin E preparation *Vitamin-E* Group	0.4	0.5	0.5	0.4	**0.4**
Stomach ache and heartburn treatment *SACLON* Group	0.4	0.4	0.5	0.4	**0.3**
Other	1.0	1.2	1.6	1.6	**0.9**
Consumer health care total	4.3	5.0	5.7	4.6	**4.4**

VII. Major R&D Pipeline Candidates

Updates since April 2007

Approved

1. ***TAMBOCOR*** received approval in Japan for an additional indication, dosage and administration for paroxysmal atrial fibrillation/flutter.

Filed for approval

1. ***GASMOTIN*** filed in Thailand for functional dyspepsia.

Progress in clinical studies

1. **E5564** entered a Phase III study for severe sepsis in Japan.
2. ***ARICEPT*** entered a Phase III study for sustained release formulation in the U.S.
3. ***Zonegran*** entered a Phase III study for epilepsy monotherapy in Europe.
4. **E2007** entered a Phase II study for neuropathic pain in the U.S.

In-licensed compounds

1. ***GLUFAST*** is being prepared for submission for type II diabetes indication in 10 ASEAN countries.
2. **MORAb-003** is being investigated in Phase II for ovarian cancer in the U.S.

1. International Development

1-1 Filed for Approval

(Product) Name (Research Code)	Region	Date	Description	Form	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Sep-02	**Vascular Dementia** Currently approved for the treatment of dementia due to Alzheimer's disease. An additional indication for the treatment of vascular dementia is being sought in the U.S.	Tab.	In-house
	(EU)	in preparation	The application in the EU for vascular dementia was withdrawn in April 2004. Supportive data showing efficacy of the compound is now being collected for resubmission of the application.		
ARICEPT (E2020) (Additional formulation)	EU	May-04	**Liquid Formulation** Originally approved as a tablet formulation. Filed for a liquid formulation for prescription to people who have difficulty swallowing tablets.	Liquid	In-house
E2080	U.S.	Nov-05	**Anti-Epilepsy (rufinamide)** An NDA for adjunctive therapy of LGS and adult partial seizures has been filed in the U.S. The compound has also received an orphan status for the treatment of LGS. (The brand name in the U.S. is under consideration)	Tab.	Novartis
GASMOTIN	Asia	May-07	**Gastroprokinetic Agent (mosapride citrate)** This compound is a selective serotonin $5\text{-}HT_4$ receptor agonist which has gastroprokinetic and gastric evacuant effects by enhancing acetylcholine release. Filed for functional dyspepsia in Thailand. Submission is being prepared in nine ASEAN member countries.	Tab.	Dainippon Sumitomo Pharma

1-2 Submission in Preparation

(Product) Name (Research Code)	Region	Expected Application	Description	Form	Origin
GLUFAST	Asia	FY2007	**Rapid-acting Insulin Secretagogue Agent (mitiglinide calcium hydrate)** This compound is an agonist for sulfonylurea receptor in pancreatic beta cell which shows hypoglycemic effect by accelerating insulin release. Submission is being prepared in ten ASEAN countries.	Tab.	Kissei

1-3 Phase III&II

(Product) Name (Research Code)	Region	Phase	Description	Form	Origin	Expected Application
E2007	U.S. EU	III III	**Parkinson's Disease/AMPA Receptor Antagonist(perampanel)** The compound selectively antagonizes the AMPA-type glutamate receptor. Development in progress for Parkinson's disease. Now being tested in Phase III in the U.S. and EU.	Tab.	In-house	FY2007
E5564	U.S. EU	III III	**Severe Sepsis/Endotoxin Antagonist (eritoran)** Synthetic endotoxin antagonist which is being investigated for severe sepsis caused by endotoxin from various types of gram-negative bacteria. The safety profile and efficacy was confirmed through the previous study. Currently, a Phase III study in an international joint development project is ongoing.	Inj.	In-house	FY2009
E7389	U.S. U.S. EU	II III III	**Anti-cancer (breast cancer)/Microtubule Growth Suppressor (eribulin)** Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. Currently being investigated in the U.S. for breast cancer in a Subpart H[i] application study as well as in the Phase III after achieving the POC[ii] for the disease. In addition, a Phase III study for breast cancer is ongoing in Europe.	Inj.	In-house	(FY2007 Subpart H application)
AS-3201	U.S.	III	**Diabetic complications/Aldose Reductase Inhibitor (ranirestat)** This compound is being explored as a potential treatment of diabetic complications, utilizing its strong property to inhibit aldose reductase. Now being tested in Phase III for treatment of diabetic neuropathy in the U.S..	Tab.	Dainippon Sumitomo Pharma	FY2009
ARICEPT (E2020) (Additional indication)	EU	III	**Dementia Associated with Parkinson's Disease** Currently indicated for the treatment of mild to moderate Alzheimer's disease. Now being tested in Phase III for dementia associated with Parkinson's disease.	Tab.	In-house	FY2007
ARICEPT (E2020) (Additional formulation, dosage/administration)	U.S.	III	**Sustained Release Formulation** Originally approved as a tablet formulation. A Phase III study has been initiated for a sustained release formulation.	SR Tab.	In-house	FY2009
Zonegran (Additional indication)	EU	III	**Anti-Epilepsy Monotherapy** Currently indicated for the adjunctive therapy in the treatment of adult patients with partial seizures. Now being tested in Phase III for monotherapy.	Cap.	Dainippon Sumitomo Pharma	FY2010
clevudine	Asia	being prepared for Phase III	**Anti-hepatitis B Agent (clevudine)** Clevudine is an antiviral agent which shows efficacy in treatment of chronic hepatitis caused by the hepatitis B virus through DNA polymerase inhibition. A Phase III study in China is in preparation. Submission is scheduled in FY2007 in Asian countries that do not require a new clinical study.	Cap.	Bukwang	
ARICEPT (E2020) (Additional indication)	U.S. EU	II II	**Migraine Prophylaxis** Currently indicated for the treatment of Alzheimer's disease. Now being tested in Phase II for a new indication for migraine prophylaxis.	Tab.	In-house	
E2007	U.S. EU	II II	**Epilepsy, Neuropathic Pain, Multiple Sclerosis and Migraine Prophylaxis/AMPA Receptor Antagonist** The compound selectively antagonizes the AMPA-type glutamate receptor. Now being investigated for the treatment of epilepsy, neuropathic pain, multiple sclerosis and migraine prophylaxis. A Phase II study for neuropathic pain has been initiated in the U.S..	Tab.	In-house	
E7389	U.S. EU	II II	**Anti-cancer (non-small cell lung cancer, prostate cancer, sarcoma) /Microtubule Growth Suppressor** Synthetic analog of Halichondrin B derived from marine sponges. Acts against tumor growth by inhibiting cell division through blocking microtubule growth. POC achieved for breast cancer and non-small cell lung cancer. Currently being investigated in a Phase III and Subpart H application study for breast cancer. In addition. Phase II studies for prostate cancer and sarcoma are ongoing.	Inj.	In-house	
E5555	U.S. EU	II II	**Acute Coronary Syndrome (ACS)/Thrombin receptor antagonist** The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. The suspended Phase II study for ACS has been resumed.	Tab.	In-house	FY2012
MORAb-003	U.S.	II	**Anti-cancer (ovarian cancer)/Monoclonal antibody** The compound is humanized IgG1 mAb to folate receptor alpha. Now being tested in Phase II for treatment of ovarian cancer in the U.S..	Inj.	Morphotek	

The exepcted application date for E5555 in the U.S. and Europe has been changed from FY2010 to FY2012.

i. Subpart H application: an FDA system which gives fast track review to new drugs that shows efficacy in a severe or fatal disease that fulfils other criteria.
ii. POC (Proof of Concept): Proof of drug concept in clinical study

2. Development in Japan

2-1 Approved

(Product Name) (Research Code)	Date	Description	Form	Origin
TAMBOCOR (E0735) (Additional indication, dosage/administration)	Jun-07	**Paroxysmal Atrial Fibrillation/Flutter** The compound is currently approved for the treatment of ventricular tachyarrhythmia. Received approval for an additional indication in the treatment of paroxysmal atrial fibrillation/flutter.	Tab.	iNova Pharma-ceuticals

2-2 Filed for Approval

(Product Name) (Research Code)	Date	Description	Form	Origin
T-614	Sep-03	**Rheumatoid Arthritis (iguratimod)** Suppresses lymphocyte proliferation, immunoglobulin and inflammatory cytokines production. Now being investigated for chronic rheumatoid arthritis.	Tab.	Toyama Chemical
ARICEPT (E2020) (Additional indication)	Dec-05	**Severe Alzheimer's disease** Currently approved for the treatment of mild-to-moderate dementia Alzheimer's disease. Submitted for a new indication for severe Alzheimer's disease.	Tab.	In-house
D2E7	Dec-05	**Rheumatoid Arthritis/Human Anti TNF-alpha Monoclonal Antibody (adalimumab)** Blocks the activity of Tumor Necrosis Factor-alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases. An application was submitted for the treatment of Rheumatoid Arthritis.	Inj.	Abbott
PARIET (E3810) (Additional indication)	Mar-06	**Symptomatic GERD** Currently approved for treatment of peptic ulcers, erosive GERD, and Zollinger-Ellison syndrome in Japan. Submitted for treatment of symptomatic GERD.	Tab.	In-house
PARIET (E3810) (Additional dosage/administration)	Aug-06	**Secondary Eradication of *H. pylori* in Combination with Antibiotics** Filed an application for a new indication of secondary eradication of *H. pylori* (an alternative eradication for patients who do not respond to primary eradication).	Tab.	In-house
E2014	Dec-06	**Cervical Dystonia/Botulinum Toxin Type B** Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles. Filed an application for the treatment of Cervical Dystonia.	Inj.	Solstice Neuro-sciences
VASOLAN (E0103) (Additional indication)	Jan-07	**Atrial Fibrillation, Paroxysmal Supraventricular Tachycardia (PSVT)** Currently approved for Ischemic heart disease treatment. An application was submitted for a new indication for atrial fibrillation and paroxysmal supraventricular tachycardia.	Tab.	Abbott
IOMERON (E7337) (Additional dosage /administration)	Mar-07	**Nonionic X-ray Contrast Medium** Currently approved for CT (computerized tomography) angiography. An additional dosage and administration was filed in March 2007.	Inj.	Bracco

2-3 Phase III & II

(Product Name) (Research Code)	Phase	Description	Form	Origin	Expected Application
KES524	III	**Obesity Management/Central Acting Serotonin & Noradrenalin Reuptake Inhibitor (sibutramine)** Inhibits the reuptake of the cerebral neurotransmitters noradrenalin and serotonin. By enhancing the feeling of satiety and increasing energy consumption, it is expected to result in loss of body weight.	Cap.	Abbott	FY2007
E5564	III	**Severe Sepsis/Endotoxin Antagonist (eritoran)** Synthetic endotoxin antagonist which is being investigated for severe sepsis caused by endotoxin from various types of gram-negative bacteria. The safety profile and efficacy was confirmed through the previous study. A Phase III study was initiated in Japan as part of the ongoing international joint development project.	Inj.	In-house	FY2009
E0302	II/III	**Amyotrophic Lateral Sclerosis (ALS) (mecobalamine)** Mecobalamine is currently approved for treatment of peripheral neuropathy. Phase II/III study for amyotrophic lateral sclerosis (ALS) is ongoing.	Inj.	In-house	
D2E7	II/III	**Psoriasis, Crohn's disease/Human Anti TNF-alpha Monoclonal Antibody (adalimumab)** Filed for a new indication for rheumatoid arthritis. Phase II/III studies for psoriasis and for Crohn's disease are ongoing.	Inj.	Abbott	FY2007 (Psoriasis) FY2009 (Crohn's disease)
E7210 (Suspended)	II	**Ultrasonic Contrast Medium** Development in progress for potential Ultrasonic Contrast Medium by employing micro bubbles that reflect ultrasounds. (The Phase II study is currently suspended.)	Inj.	Bracco	

VIII. Major Events

Date	Description <>=Date Announced
July 2007	Announced continuation of policy for protection of the company's corporate value and common interests of shareholders <July 31>
	Announced co-promotion of Sanko Junyaku's "*PyloriTek* Test Kit" (*H. Pylori* infection diagnostic kit which will be made available by Sanko Junyaku on September 11) <July 27>
	In-licensing agreement signed with Sepracor for the insomnia treatment "eszopiclone" for Japan <July 27>
	Launched the individually-wrapped tablets of *Selbelle* (stomach medication) <July 17>
	Launched "*Nitorol* injection 5mg syringe" and "*Nitorol* continuous intravenous infusion 25mg syringe" (the first nitric acid syringe formulations approved in Japan) <July 11>
	Details announced for stock option (new share subscription right) <July 9>
June	Received approval for *Tambocor* (antiarrthymic treatment) in Japan for paroxysmal atrial fibrillation/flutter <June 26>
	Announced allotment of stock option (new share subscription right) <June 22>
	Launched *Inovelon* (anti-epileptic agent) in Germany <June 18>
	Launched *Actonel* 17.5 mg tablets (a once-weekly antiosteoporotic agent) in Japan <June 15>
	Agreement signed with Kissei Pharmaceutical for development and commercialization of *Glufast* (rapid-acting insulin secretagogue) for the 10 ASEAN countries <June 12>
May	Announced basic principle and policies concerning reduction of minimum trading lots for shares <May 15>
	Announced outline of new stock option (new share subscription right) <May 15>
	Agreement signed with Solstice Neurosciences for commercialization of *NeuroBloc* (botulinum toxin type B agent) for Europe <May 15>
	Submitted application for *Gasmotine* (gastroprokinetic agent) in Thailand for the treatment of functional dyspepsia <May 15>
	Obtained favorble ruling in *ACIPHEX* patent infringement lawsuit in the U.S. <May 12>
	Fragmin (injectable anti-clotting agent) received an FDA approval for extended treatment to reduce the recurrence of blood clots in patients with cancer <May 7>
	Introduced *Chocola BB Light 2* Vitamin B2 Drink <May 7>
April	Announced complete subsidiarization of Sanko Junyaku <April 26>
	Actonel 17.5 mg tablets (a once-weekly treatment of osteoporosis) received approval in Japan <April 18>
	Completed the acquisition of a U.S. based biopharmaceutical company Morphotek Inc. <April 17>
	Announced temporary withdrawal of the application for *ARICEPT* in Europe for the treatment of severe Alzheimer's disease <April 13>

* Events above are listed in the order of execution dates and may not be consistent with the announcement dates.

END